UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Zhihu Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share

Class B ordinary shares, par value US$0.000125 per share(1)

(Title of Class of Securities)

98955N 108(2)

(CUSIP Number)

MO Holding Ltd

Yuan Zhou

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

Tel: +86 (10) 8271-6605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  Each Class B ordinary share may be converted into one Class A ordinary share at any time.

(2)  CUSIP number 98955N 108 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N 108	13D	Page 2 of 8 Pages

1	Names of Reporting Persons MO Holding Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,854,578(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 36,854,578 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,854,578(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%. The voting power of the shares beneficially owned represented 42.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 17,626,986 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 19,227,592 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The CEO Award Shares are subject to certain restrictions and conditions. See Item 3 for more details.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 316,744,432 issued and outstanding ordinary shares (consisting of 297,516,840 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of April 8, 2022 as a single class, excluding the 9,323,863 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2022. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

CUSIP No. 98955N 108	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Yuan Zhou
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,854,578(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 36,854,578(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,854,578(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%. The voting power of the shares beneficially owned represented 42.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)            Represents 17,626,986 Class A ordinary shares, including the CEO Award Shares, and 19,227,592 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The CEO Award Shares are subject to certain restrictions and conditions. See Item 3 for more details.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 316,744,432 issued and outstanding ordinary shares (consisting of 297,516,840 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of April 8, 2022 as a single class, excluding the 9,323,863 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2022. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

CUSIP No. 98955N 108	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares of Zhihu Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. The ordinary shares of the issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value US$0.000125 each.

The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed jointly by MO Holding Ltd and Yuan Zhou (together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Mr. Yuan Zhou is a citizen of the People’s Republic of China. Mr. Yuan Zhou is the founder, chairman of the board of directors, and the chief executive officer of the Issuer. The business address of Mr. Yuan Zhou is A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China.

MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou, . who is the sole director of MO Holding Ltd. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 8, 2022, the Issuer issued 9,621,477 Class A ordinary shares to MO Holding Ltd, or the CEO Award Shares. Mr. Zhou has undertaken and covenanted that, unless and until certain performance results targets set by the audit committee of the board directors of the Issuer have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at the Issuer’s shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors of the Issuer; he will abstain from voting if no such view or suggestion is formulated by the board as a whole. For more details, see the Share Grant Agreement between Mr. Yuan Zhou and the Issuer attached hereto as Exhibit B. On the same day, the Issuer issued 5,702,402 Class A ordinary shares to MO Holding Ltd for options granted to Mr. Yuan Zhou in 2016 and 2020 and vested and exercised previously.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

CUSIP No. 98955N 108	13D	Page 5 of 8 Pages

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 316,744,432 issued and outstanding ordinary shares (consisting of 297,516,840 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of April 8, 2022 as a single class, excluding the 9,323,863 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2022. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated April 20, 2022 by and between the Reporting Persons
B	Share Grant Agreement dated April 8, 2022 between Yuan Zhou and the Issuer

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022

MO Holding Ltd

By:	/s/ Yuan Zhou
Name: Yuan Zhou
Title: Director

Yuan Zhou

/s/ Yuan Zhou